41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2522.7886 Fax: +852.2522.7006
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
July 2, 2009 Ms. Barbara Jacobs Ms. Katherine Wray Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Moscow

Re:	VanceInfo Technologies, Inc.
Registration Statement on Form F-3 (File No. 333-160287) filed June 29, 2009

Dear Ms. Jacobs and Ms. Wray:

On behalf of our client, VanceInfo Technologies, Inc. , a company incorporated under the laws of the Cayman Islands (the “Company”), we are filing this letter in connection with the Company’s Registration Statement on Form F-3 filed June 29, 2009 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the letter dated July 1, 2009 from the staff of the Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

Form F-3

Signatures

1.	Your registration statement does not designate your controller or principal accounting officer. If Sidney Xuande Huang, the chief financial officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form F-3.

The Company respectfully submits to the Staff that Sidney Xuande Huang serves as the Company’s principal financial and accounting officer. The Company will file pre-effective amendment to correct the caption for his signature in accordance with Instructions 1 and 2 to the Signatures section of Form F-3.

Form 20-F

Item 15. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 92

2.	The disclosure in this section regarding changes in your internal control over financial reporting during 2008 is limited to “adverse changes”. Item 15(d) of Form 20-F requires disclosure of any change, adverse or otherwise, in internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if accurate, that there were no such changes during the period covered by your annual report, and provide conforming disclosure in future filings, as appropriate.

The Company hereby confirms that there were no changes in its internal control over financial reporting that occurred during the period covered by its annual report on Form 20-F for the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, although in 2008, the Company continued to implement a number of measures to strengthen its internal controls over financial reporting to address issues identified during the year ended December 31, 2007, which were discussed in the Company’s annual report on Form 20-F for the year ended December 31, 2007. The Company believes that its disclosure in Item 15(d) of its annual report on Form 20-F for the year ended December 31, 2008 is accurate in all material respects. The Staff’s comment regarding the requirement of Item 15(d) of Form 20-F is noted and the Company will make conforming disclosure in future filings.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2503, Jeffrey Sun at (8621) 6101-6116, or Corey Blake at (852) 2912-2571.

Very truly yours,

/s/  David Zhang

David Zhang

of LATHAM & WATKINS LLP

cc:	Sidney Xuande Huang, VanceInfo Technologies Inc.

Clay Johnson, Cleary Gottlieb Steen & Hamilton LLP

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Z. Julie Gao (California)	Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)